SEC 19011347

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Baker Group LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 NW Expressway Ste 2000
(No. and Street)

Oklahoma City	OK	73118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathryn A. Phillips 405.415.7272
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

211 N. Robinson	Oklahoma City	OK	73102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

State of Oklahoma)
) ss:
County of Oklahoma)

OATH OR AFFIRMATION

I, Kathryn A. Phillips, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of The Baker Group LP as of December 31, 2018, are true and correct. I further affirm that neither The Baker Group LP nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public 03010500
Commission expires on 08/04/2019

Kathryn A. Phillips
Chief Financial Officer

SKOSHI HERON NOTARY PUBLIC No. 03010500 EXP. 8/04/2019 IN AND FOR STATE OF OKLAHOMA

The Baker Group LP
1601 Northwest Expressway, Suite 2000
Oklahoma City, OK 73118-1426
Telephone: 405.415.7200
FINRA Member

The Baker Group LP
December 31, 2018

Contents

BKD
CPAs & Advisors

Two Leadership Square South Tower | 211 N. Robinson Avenue, Suite 600 | Oklahoma City, OK 73102-9421
405.606.2580 | Fax 405.600.9799 | bkd.com

Report of Independent Registered Public Accounting Firm

The Partners and Board of Directors
The Baker Group, LP
Oklahoma City, Oklahoma

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Baker Group, LP (the Partnership) as of December 31, 2018, and the related statements of income, changes in partners' capital and cash flows for the year then ended, and the related notes (collectively, referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information as of December 31, 2018, as listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental

information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

We have served as the Partnership's auditor since 2004.

Oklahoma City, Oklahoma
February 26, 2019

The Baker Group LP
Statement of Financial Condition
December 31, 2018

Assets

Cash in bank	$ 1,728,410
Federal funds sold	17,938,000
Total cash and cash equivalents	19,666,410
Securities segregated under federal and other regulations	202,162
Receivables from brokers and dealers	323,138
Receivables from customers	250,000
Securities owned, at fair value	19,068,180
Furniture and equipment, at cost, net of accumulated depreciation of $1,215,434	84,705
Cash surrender value of life insurance policies	1,638,944
Other assets	900,595
Total assets	$ 42,134,134

Liabilities and Partners' Capital

Distributions payable to partners	$ 662,927
Payable to brokers and dealers	912,906
Payables to customers	316,675
Accrued liabilities	2,454,064
Total liabilities	4,346,572
Partners' capital	
General partner	17,175,798
Limited partners	20,611,764
Total partners' capital	37,787,562
Total liabilities and partners' capital	$ 42,134,134

The Baker Group LP

Statement of Income

Year Ended December 31, 2018

Revenues	
Principal transactions	$ 30,451,535
Public finance fees	731,733
Interest	671,303
Commissions	85,579
Other	147,210
Total revenues	32,087,360
Expenses	
Compensation and benefits	21,571,972
General and administrative	3,976,691
Data Services	982,704
Clearing fees	721,927
Interest	34,697
Depreciation	29,191
Total expenses	27,317,182
Net Income	$ 4,770,178

The Baker Group LP
Statement of Changes in Partners' Capital
Year Ended December 31, 2018

	General Partner	Limited Partners				Total
		Class A	Class B Series I	Class B Series II	Class B Series III	
Balance, January 1, 2018	$ 17,290,319	$ 1,840,764	$ 320,000	$ 19,248,000	$ 2,830,000	$ 41,529,083
Capital contributions	-	163,000	-	250,000	190,000	603,000
Distributions	(3,122,753)	(310,279)	(589,113)	(4,828,444)	(264,109)	(9,114,698)
Allocations of net income to general and limited partners	3,008,233	147,278	589,113	856,444	169,109	4,770,177
Balance, December 31, 2018	$ 17,175,799	$ 1,840,763	$ 320,000	$ 15,526,000	$ 2,925,000	$ 37,787,562

The Baker Group LP
Statement of Cash Flows
Year Ended December 31, 2018

Operating Activities		
Net income	$	4,770,178
Items not requiring cash		
Depreciation		29,192
Change in cash surrender value of life insurance policies over premiums paid		(11,344)
Changes in		
Cash and securities segregated under federal and other regulations		47,636
Receivables from brokers and dealers		(322,672)
Securities owned, at fair value		(5,623,460)
Other assets		(519,936)
Payable to brokers and dealers		(714,951)
Payables to customers		316,209
Accrued liabilities		(318,758)
Net cash used in operating activities		(2,347,906)
Investing Activities		
Purchase of furniture and equipment		(27,346)
Premiums paid for cash surrender values of life insurance policies		(70,473)
Net cash used in investing activities		(97,819)
Financing Activities		
Proceeds from capital contributions		603,000
Capital distributions paid		(9,838,497)
Net cash used in financing activities		(9,235,497)
Decrease in Cash and Cash Equivalents		(11,681,222)
Cash and Cash Equivalents, Beginning of Year		31,347,632
Cash and Cash Equivalents, End of Year	$	19,666,410
Supplemental Disclosure of Cash Flows Information		
Decrease in distributions payable to partners	$	723,799
Cash paid during the year for interest	$	40,964

The Baker Group LP
Notes to Financial Statements
December 31, 2018

Note 1: Nature of Operations and Significant Accounting Policies

Nature of Operations

The Baker Group LP (the Partnership) is registered under the *Securities Exchange Act of 1934* (the Act) as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community financial institutions located in approximately 37 states. The Partnership engages in consulting and investment advisory functions, in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. (JBG) and Class A and Class B limited partners. The Class A limited partner, which holds a voting interest in the Partnership, is comprised solely of The Baker Group Software Solutions, Inc. (BGSSI). The Class B limited partners have nonvoting interests and the interests are issued in three series: the Class B Series I interests; the Class B Series II interests; and the Class B Series III interests. The Class B Series I partners may be comprised of state banking associations and the Class B Series II and III partners are individuals, some of whom also own JBG and BGSSI. Class B Series II and Class B Series III limited partners may withdraw capital upon written notice after the capital has been held for one year. Capital contributions by partners are made on a discretionary basis. Any dilution as a result of these discretionary contributions may be avoided at the option of the diluted partner(s) through additional contributions. Class B Series II and Class B Series III limited partnership shares are subject to mandatory redemption by the Partnership within 30 and 10 days written notice, respectively, after one year of the contribution date. At December 31, 2018, $15,276,000 and $2,735,000 were available to Class B Series II and Class B Series III limited partners, respectively, for mandatory redemption.

Net income of the Partnership is allocated as follows:

- Class A limited partner interest receives the sum of an amount equal to the federal long-term rate, as defined, multiplied by its weighted-average balance of its capital contribution account.
- Class B Series I interests receive an amount equal to the federal short-term rate, multiplied by the applicable weighted-average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from members of each respective state banking association, as defined.
- Class B Series II interests receive a rate, as determined by the general partner, which was 5.0% for the year ended December 31, 2018, multiplied by the average daily capital balance during the calendar quarter of the fiscal year.
- Class B Series III interests receive an amount at the discretion of the general partner.
- Thereafter, to the general partner.

The accompanying financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act, as no such liabilities existed at December 31, 2018, or during the year then ended.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Cash Equivalents

The Partnership considers all liquid marketable securities with an original maturity of less than three months to be cash equivalents. At December 31, 2018, cash and cash equivalents include federal funds sold of $17,938,000. Generally, federal funds are purchased and sold for one-day periods and are uninsured. At December 31, 2018, the Partnership's cash in bank accounts exceeded federally insured limits by approximately $1,704,000.

Securities Owned

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, with the resulting difference between cost and fair value included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the accompanying statement of financial condition.

Public Finance Fees, Commissions and Investment Advisory Fees

Public finance and investment advisory fees are earned in accordance with contract terms or as trades are executed. Revenue related to these transactions is recognized on trade date (the date at which the firm purchases the securities from the issuer). Any costs associated with the underwriting are recognized when the revenue is recognized.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual partners for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the accompanying financial statements. The Partnership is no longer subject to federal or state income tax examinations by taxing authorities before 2015.

Subsequent Events

Subsequent events have been evaluated through February 26, 2019, which is the date the financial statements were issued.

Note 2: Securities Segregated Under Federal and Other Regulations

Qualified securities with a fair value of approximately $202,000 as of December 31, 2018, are segregated in a special reserve bank account for the benefit of customers, pursuant to Rule 15c3-3 under the Act.

Note 3: Receivables from and Payable to Brokers and Dealers

Receivables from brokers and dealers consisted of approximately $323,000 of net securities trades that were unsettled at December 31, 2018. Payables to brokers and dealers consisted of approximately $913,000 of securities trades that were unsettled at December 31,2018.

Note 4: Receivables from and Payables to Customers

Receivables from customers consisted of approximately $250,000 of securities trades that were unsettled at December 31, 2018. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the accompanying financial statement. Payables to customers consisted of approximately $317,000 of securities trades that were unsettled at December 31, 2018.

Note 5: Related-Party Transactions

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership; including, but not limited to, compensation

and benefits of certain employees, rent and certain general and administrative expenses. These expenses are allocated to the Partnership, based on the percentage directly related to the operation of the broker-dealer, and the general partner was reimbursed for these costs; therefore, these costs are included in the Partnership's financial statements. An amount due to the general partner at December 31, 2018, was approximately $547,000 related to these costs.

Note 6: Profit-Sharing Plan

The Partnership has a 401(k) profit-sharing plan covering substantially all employees. The Partnership's contributions to the plan are determined annually at the discretion of the Board of Directors. For the year ended December 31, 2018, management has accrued contributions to the plan of approximately $802,000.

Note 7: Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act, which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2018, the Partnership had net capital of $34,976,662, which was 6,105% of aggregate debit balances and $34,726,662 in excess of its required net capital as of December 31, 2018.

The Partnership had no customers' fully paid or excess margin securities at December 31, 2018, which were not in the Partnership's possession or control as specified under Rule 15c3-3 of the Act.

Note 8: Disclosures About Fair Value of Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3 Unobservable inputs supported by little or no market activity and significant to the fair value of the assets.

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statement of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2018:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities segregated under federal and other regulations				
Mortgage-backed securities – government-sponsored enterprises	$ 202,162	$ -	$ 202,162	$ -
Securities owned				
Certificates of Deposit	$ 1,917,365	$ -	$ 1,917,365	$ -
Mortgage-backed securities – government-sponsored enterprises	13,299,985	-	13,299,985	-
Obligations of states and political subdivisions	3,850,830	-	3,850,830	-
Total securities owned	$ 19,068,180	$ -	$ 19,068,180	$ -

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy. Securities Owned and Securities Segregated Under Federal and Other Regulations

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include mortgage-backed securities – government-sponsored enterprises and obligations of states and political subdivisions. The inputs for determining fair value on Level 2 investments are quoted prices for similar assets.

For all financial instruments not previously described, their carrying amount is a reasonable estimate of fair value due to their liquid and short-term nature.

Note 9: Significant Estimates, Commitments and Credit Risk

Lending Commitments

The Partnership has an open line of credit with the Clearing Bank, which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by securities, which are pledged to secure the line of credit. Cash advances made by the Clearing Bank in excess of cash balances maintained by the Partnership at the Clearing Bank are payable on demand and bear interest at a rate determined by the Clearing Bank. At December 31, 2018, the rate is 4.00%. As of December 31, 2018, there were no advances outstanding.

Credit Risk

The Partnership is subject to market and credit risk in connection with securities transactions. The Partnership is, therefore, exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Regulatory Examinations

The Partnership is subject to regulatory examinations by the Financial Industry Regulation Authority (FINRA). These examinations include evaluating the financial and operational practices applicable to broker-dealers and compliance to those practices as they relate to rules and regulations governing broker-dealers. As a result of these examinations, fines and penalties may be assessed for noncompliance whether voluntary or nonvoluntary. It is the opinion of management that the disposition or ultimate resolution of any or such claims will not have a material adverse effect on the financial position, results of operations and cash flows of the Partnership.

Litigation

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

Supplementary Information Required by Rule 17a-5 of the *Securities Exchange Act of 1934*

The Baker Group LP

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

Net Capital	
Total partners' capital from statement of financial condition	$ 37,787,562
Deduct	
Nonallowable assets	1,832,868
Net capital before haircuts on securities positions and other	35,954,694
Haircuts on unsettled transactions	28,173
Haircuts on securities positions	949,859
Net Capital	$ 34,976,662
Computation of Alternate Net Capital Requirement	
Net capital	$ 34,976,662
Net capital requirement of reporting broker or dealer	250,000
Excess Net Capital	$ 34,726,662

There are no differences between the amounts presented above and the amounts presented in the Partnership's computation filed with Part II, Form X-17a-5, for December 31, 2018. Accordingly, no reconciliation is necessary.

The Baker Group LP

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

Credit Balances		
Free credit balances and other credit balances in customers' security accounts pursuant to Rule 15c3-3	$	316,675
Customers' securities failed to receive		-
Total credit items		316,675
Debit Balances		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		249,750
Failed to deliver of customers' securities not older than 30 calendar days		323,138
Aggregate debit items		572,888
Less 3%		17,187
Total debit items		555,701
Excess of Total Debits over Total Credits	$	239,026
Amount held on deposit in reserve bank accounts, including qualified securities at end of reporting period	$	202,159
Required deposits	$	-

There are no differences between the amounts presented above and the amounts presented in the Partnership's computation filed with Part II, Form X-17a-5, for December 31, 2018. Accordingly, no reconciliation is necessary.

The Baker Group LP

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

   a. Number of items NONE

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   b. Number of items NONE

BKD
CPAs & Advisors

Two Leadership Square South Tower | 211 N. Robinson Avenue, Suite 600 | Oklahoma City, OK 73102-9421
405.606.2580 | Fax 405.600.9799 | bkd.com

Report of Independent Registered Public Accounting Firm

The Partners and Board of Directors
The Baker Group, LP
Oklahoma City, Oklahoma

We have examined in The Baker Group, LP's (the Partnership) statements, included in the accompanying *The Baker Group LP Compliance Report*, that 1) the Partnership's internal control over compliance was effective during the most recent fiscal year ended December 31, 2018; 2) the Partnership's internal control over compliance was effective as of December 31, 2018; 3) the Partnership was in compliance with 17 C.F.R. §240.15c3-1 and § 240.15c3-3(e) as of December 31, 2018; and 4) the information used to state that the Partnership was in compliance with 17 C.F.R. § 240.15c3-1 and § 240.15c3-3(e) was derived from the Partnership's books and records. The Partnership's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Partnership with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13 or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Partnership will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Partnership's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Partnership's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2018; the Partnership complied with 17 C.F.R. § 240.15c3-1 and § 240.15c3-3(e) as of December 31, 2018; and the information used to assert compliance with 17 C.F.R. § 240.15c3-1 and § 240.15c3-3(e) as of December 31, 2018, was derived from the Partnership's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Partnership's compliance with 17 C.F.R. § 240.15c3-1 and § 240.15c3-3(e), determining whether the information used to assert compliance with § 240.15c3-1 and § 240.15c3-3(e) was derived from the Partnership's books and records and performing such other procedures as we considered necessary in the circumstances. We believe our examination provides a reasonable basis for our opinion.

In our opinion, the Partnership's statements referred to above are fairly stated, in all material respects.

BKD, LLP

Oklahoma City, Oklahoma
February 26, 2019

BKD
CPAs & Advisors

Two Leadership Square South Tower | 211 N. Robinson Avenue, Suite 600 | Oklahoma City, OK 73102-9421
405.606.2580 | Fax 405.600.9799 | bkd.com

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on General Assessment Reconciliation (Form SIPC-7)

The Partners and Board of Directors
The Baker Group, LP
Oklahoma City, Oklahoma

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by the Baker Group, LP (the Partnership) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Partnership's management is responsible for the Partnership's Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable)

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Partnership's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Partnership and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Oklahoma City, Oklahoma
February 26, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2327*********************MIXED AADC 220
23684 FINRA DEC
THE BAKER GROUP LP
ATTN: KATHRYN WILSON
1601 NW EXPRESSWAY STE 2000
OKLAHOMA CITY, OK 73118-1466

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kathryn Phillips
405.415.7272

2. A. General Assessment (item 2e from page 2) $ 48,066

B. Less payment made with SIPC-6 filed (exclude interest) (24,613)
August, 2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 24,453

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 24,453

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 23,453

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Baker Group LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 30th day of January, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 32,087,360
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	8557
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 34,696	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	34,696
Total deductions	43,253
2d. SIPC Net Operating Revenues	$ 32,044,107
2e. General Assessment @ .0015	$ 48,066
	(to page 1, line 2.A.)